Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

82-34

Santos

Week Ending 23rd December 2004

Wildcat Exploration Wells

Ras Abu Darag 1

Type	Oil Wildcat	
Location	Egypt, Central Gulf of Suez Ras Abu Darag Block, 20 km W of the Onshore Sudr Oil Field.	
Status at 0600hrs 22/12/04 (Cairo Time)	Pressure testing blow out preventer equipment having set surface casing. The current depth and progress for the week is 444m. The well spudded on 15/12/04.	
Planned Total Depth	5442m MD (4755m TVD)	
Interest	Devon	50%
	Santos Group	50%
Operator	Devon Energy	





Hector 1

Type	Oil / Gas Wildcat	
Location	Queensland, Cooper Basin ATP 259P (Total 66 Block), 10.5km NNE of Raffle 1, 17.7km NE of Thoar 1, and some 60km SSE of the Ballera Gas Plant.	
Status at 0600hrs 23/12/04	Running wireline logs. Hole conditions have delayed log acquisition. The well is at 2478 (Total Depth), with no progress for the week.	
Planned Total Depth	2475m	
Interest	Santos Group	60.0625%
	Delhi	23.2000%
	Origin Energy Resources Ltd	16.5000%
	Origin CSG Ltd	0.2375%
Operator	Santos Group	

Deer Creek 11-13

Type	Gas Exploration	
Location	Deer Creek, USA	
Status at 0600hrs 22/12/04 (Houston Time)	Deer Creek 11-13 is the second of a three well exploration program, and is currently drilling ahead at a depth of 680m with 540m progress for the week.	
Planned Total Depth	1125m	
Interest	Santos Group	50% WI
Operator	Houston Exploration	

1/18

During the week ending 23rd December, 2004 Santos Limited also participated in 4 delineation and 8 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Week Ending 23rd December 2004

Delineation Wells (Near Field Exploration / Appraisal Wells)

Jeruk 2/ST2

Type	Oil Appraisal
Location	Offshore Indonesia Sampang PSC, East Java Basin. 1.6km E of Jeruk 1, 35km SW of the Oyong Field and some 40km SE of Surabaya.
Status at 0400hrs 23/12/04 (Jakarta Time)	Continuing to cut and retrieve sections of the 114mm (4 ½") liner to allow for the commencement of a sidetrack hole. The aim of the sidetrack is to enable an open hole drill stem test to be conducted in order to help determine the height of the hydrocarbon column and the productivity of the deeper reservoir section.
Planned Total Depth	5700m
Interest	Santos Group 50% PT Medco Sampang 50%
Operator	Santos Group

Selkirk Island 1

Type	Gas Delineation
Location	Texas, USA Camry Prospect, Matagorda County.
Status at 0600hrs 22/12/04 (Houston Time)	Running plug and abandonment operations. The well reached a total depth of 4877m with 503m progress for the week.
Planned Total Depth	4877m
Interest	Santos Group 62.5% WI
Operator	Santos

Norfolk North 1

Type	Near Field Oil Exploration Well
Location	Offshore WA, Carnarvon Basin WA-26-L, 2.0 km NNE of Norfolk 2, 4.0 km NE of the Mutineer Manifold, and some 160km N of Dampier.
Status at 0400hrs (WST) 23/12/04	Pulling out of hole to run wireline logs. The well reached a total depth of 3471m, with 1246m progress for the week.
Planned Total Depth	3522m
Interest	Santos Group 33.3977% Kufpec 33.4023% Nippon Oil 25.0000% Woodside 8.2000%
Operator	Santos Group

During the week ending 23rd December, 2004 Santos Limited also participated in 4 delineation and 8 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Santos

Week Ending 23rd December 2004

Delineation Wells (Near Field Exploration / Appraisal Wells) (.../Cont)

Wirrarie East 1

Type	Near Field Gas Exploration
Location	South Australia, Cooper Basin PPL 175, 1.3km SE of Wirrarie North 2, and some 30km WSW of the Moomba Gas Plant.
Status at 0600hrs 23/12/04	Drilling ahead. Depth and progress for the week is 1093m. Wirrarie East 1 spudded on 16/12/04.
Planned Total Depth	2164m
Interest	Santos Group 59.75% Delhi 20.21% Origin Energy Resources Ltd 13.19% Novus Australia Resources 4.75 % Basin Oil NL 2.10 %
Operator	Santos Group

Enquiries:

Mike Hanzalik
Investor Relations
Ph: 08 8224 7725
Mobile: 0439 892 143
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

Santos

www.santos.com

newsrelease

24 December 2004

Santos sells its Carpentaria Gas Pipeline interest for A$59million

Santos Limited in conjunction with Origin Energy and Delhi Petroleum announced today that they had entered into an agreement with Australian Pipelines Trust (APT) to sell their combined 30% interest in the Carpentaria Gas Pipeline (CGP) for a total cash consideration of A$98 million.

Santos' interest in the CGP is approximately 18% and its share of the total cash consideration is A$ 59 million. This is expected to result in Santos being able to book a profit in the current financial year ending 31 December 2004.

The CGP is a 840 km sales gas trunk pipeline from the South West Queensland Producers' (Producers) Ballera gas processing plant in south west Queensland to Mt Isa.

The sale does not affect the existing shipping rights of Santos and the other Producers on the CGP.

APT and the Producers have also agreed to hold future discussions concerning a new delivery point into the CGP which may assist in commercialising a number of smaller gas fields to the north of the Ballera gas plant.

"This sale represents a continuation of Santos' strategy to dispose of non core assets said Santos' Managing Director, Mr John Ellice-Flint.

"Notwithstanding the sale, Santos will continue to maintain a close relationship with APT on the CGP and in other APT gas pipelines transporting gas produced by Santos."

Participating interests in the Carpentaria Gas Pipeline Joint Venture are:

	New	Old
Australian Pipeline Trust	100%	70%
Santos Group	-	18.02%
Delhi Petroleum	-	6.96%
Origin Energy	-	5.02%

Santos Ltd ABN 80 007 550 923

GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile: 08 8218 5131

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
(08) 8218 5260 / 0407 979 982

Investor enquiries:
Mike Hanzalik
(08) 8224 7725 / 0439 892 143

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

Map attached

Fact Sheet
Carpentaria Gas Pipeline

- Commissioned in 1998
- 12 inch (305 millimetres) diameter pipeline
- 840 kilometres
- Transports sales gas to commercial and industrial customers in Mt Isa, one of Australia's key resource provinces
- Pipeline currently running close to capacity at 30 PJ per annum
- Gas transportation agreements in place with Zinifex, SWQ Producers and BHP Billiton.
- Gas used for electricity generation, mineral processing and extraction, and fertiliser production.

Carpentaria Gas Pipeline ('CGP')

Mt Isa

0 100
kilometres

Cannington

Carpentaria Gas Pipeline

South Australia

Gas pipeline to Brisbane

Ballera

Moomba

Queensland

New South Wales

Gas pipeline to Adelaide

Ethane & gas pipelines to Sydney

LEGEND

···· Gas pipeline


Location Map

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JUDITH SLOAN
Date of last notice	21 FEBRUARY 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	30 September 2004
No. of securities held prior to change	5,000 Fully Paid Ordinary Shares 125 Reset Convertible Preference Shares
Class	Reset Convertible Preference Shares and Franked Unsecured Equity Listed Securities
Number acquired	195 Franked Unsecured Equity Listed Securities
Number disposed	125 Reset Convertible Preference Shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$100.00 per Franked Unsecured Equity Listed Securities
No. of securities held after change	5,000 Fully Paid Ordinary Shares 195 Franked Unsecured Equity Listed Securities
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Conversion of 125 Reset Convertible Preference Shares to Franked Unsecured Equity Listed Securities and purchase of 70 Franked Unsecured Equity Listed Securities

Part 2 – Change of director's interests in contracts

+ See chapter 19 for defined terms.

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues *NOT APPLICABLE*

1	Class of securities issued or to be issued	
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	

7 Dates of entering securities into uncertificated holdings or despatch of certificates

8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class

9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the securities will be offered

14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [ ] Securities described in Part 1

(b) [✓] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 [ ] If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories

1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 [ ] A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	3,663
39	Class of securities for which quotation is sought	Fully paid ordinary.
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	End of restriction period for 3,663 shares issued on 22 December 2003 under the Senior Executive Santos Employee Share Purchase Plan at the issue price of $6.38 per share.

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class
585,297,360	Fully paid ordinary shares.
6,000,000	Franked unsecured equity listed securities (FUELS).

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 24 December 2004
Company Secretary

Print name: WESLEY JON GLANVILLE

Santos Ltd
ABN 80 007 550 923
Ground Floor Santos House
91 King William Street
Adelaide SA 5000
GPO Box 2455 Adelaide SA 5001
Telephone: 08 8218 5111
International: +61 8 8218 5111
Company Secretary
& Office of General Counsel
Direct Line: 08 8218 5138
Facsimile: 08 8218 5633

Santos

4 January 2005

Company Announcements Office
Australian Stock Exchange Ltd

LISTING RULE 3.14

Pursuant to Listing Rule 3.14, Santos Ltd advises that with effect on and from 4 January 2005, the address of the registered office of Santos Ltd is changed to Ground Floor, Santos House, 91 King William Street, Adelaide, SA 5000.

The address at which the register of securities is kept remains at Level 29, Santos House, 91 King William Street, Adelaide, SA 5000.

W. J. Glanville
Company Secretary

Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Santos

Week Ending 6th January 2005

Wildcat Exploration Wells

Ras Abu Darag 1 (previously known as Osage)

Type	Oil Wildcat	
Location	Egypt, Central Gulf of Suez Ras Abu Darag Block, 20 km W of the Onshore Sudr Oil Field.	
Status at 0600hrs 05/01/05 (Cairo Time)	Drilling out 13 3/8" casing shoe. The current depth is 1614m with 1170m progress for the week.	
Planned Total Depth	5442m MD (4755m TVD)	
Interest	Devon	50%
	Santos Group	50%
Operator	Devon Energy	

Hurricane 1

Type	Oil Wildcat	
Location	Offshore WA, Carnarvon Basin WA-208P, 7.0 km W of the Legendre Field 2, 5.5 km NNE of Hellcat 1, and some 100km N of Dampier.	
Status at 0600hrs 06/01/05	Ensco 56 rig is on location and preparing for jack-up. Expect to spud well tomorrow.	
Planned Total Depth	3232m	
Interest	Santos Group	31.31%
	Woodside Energy Ltd	34.03%
	ENI Australia BV	18.66%
	Beach Petroleum	10.00%
	Mosaic Oil NL	6.00%
Operator	Santos Group	

Hector 1

Type	Oil / Gas Wildcat	
Location	Queensland, Cooper Basin ATP 259P (Total 66 Block), 10.5km NNE of Raffle 1, 17.7km NE of Thoar 1, and some 60km SSE of the Ballera Gas Plant.	
Status at 0600hrs 06/01/05	Hector 1 has been cased and suspended pending completion as a future Permian Gas Producer. The well reached a total depth of 2478m, with no progress for the week. The rig was released on 25/12/04, and has moved to Milluna 4.	
Planned Total Depth	2475m	
Interest	Santos Group	60.0625%
	Delhi	23.2000%
	Origin Energy Resources Ltd	16.5000%
	Origin CSG Ltd	0.2375%
Operator	Santos Group	

Deer Creek 11-13

Type	Gas Exploration	
Location	Deer Creek, USA	
Status at 0600hrs 05/01/05 (Houston Time)	Deer Creek 11-13 is the second of a three well exploration program, and is currently drilling ahead at a depth of 1348m with 353m progress for the week.	
Planned Total Depth	1490m (revised)	
Interest	Santos Group	50% WI
Operator	Houston Exploration	

During the week ending 6th January, 2005 Santos Limited also participated in 4 delineation and 8 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Week Ending 6th January 2005

Delineation Wells (Near Field Exploration / Appraisal Wells)

Jeruk 2/ST3

Type	Oil Appraisal	
Location	Offshore Indonesia Sampang PSC, East Java Basin. 1.6km E of Jeruk 1, 35km SW of the Oyong Field and some 40km SE of Surabaya.	
Status at 0400hrs 06/01/05 (Jakarta Time)	Pulling out of hole to pick up tools for an open hole test below 5430m (top of the reservoir in this hole is 5126 m). Jeruk 2/ST3 was initiated from 5140m with a 101mm liner run to 5430m.	
Planned Total Depth	5700m (Jeruk 2 original hole)	
Interest	Santos Group	50%
	PT Medco Sampang	50%
Operator	Santos Group	

Selkirk Island 1

Type	Gas Delineation	
Location	Texas, USA Camry Prospect, Matagorda County.	
Status at 0600hrs 05/01/05 (Houston Time)	Selkirk Island 1 has been plugged and abandoned having failed to intersect an economic hydrocarbon column. The well reached a total depth of 4877m with no progress for the week. The rig was released on 23/12/04, and has moved to Scheunemann 1, a Gas Delineation Well in DeWitt County.	
Planned Total Depth	4877m	
Interest	Santos Group	62.5% WI
Operator	Santos	

Norfolk North 1

Type	Near Field Oil Exploration Well	
Location	Offshore WA, Carnarvon Basin WA-26-L, 2.0 km NNE of Norfolk 2, 4.0 km NE of the Mutineer Manifold, and some 160km N of Dampier.	
Status at 0400hrs (WST) 06/01/05	Norfolk North 1 has been plugged and abandoned having intersected a thin non-commercial oil zone. The well reached a total depth of 3471m with no progress for the week. The rig was released on 28/12/04 and has moved to Mutineer 10.	
Planned Total Depth	3522m	
Interest	Santos Group	33.3977%
	Kufpec	33.4023%
	Nippon Oil	25.0000%
	Woodside	8.2000%
Operator	Santos Group	

Mutineer 10

Type	Vertical Oil Appraisal Well	
Location	Offshore WA, Carnarvon Basin WA-26-L, 1.3 km S of Norfolk 1, 1.6 km ESE of the Mutineer Manifold, and some 160km N of Dampier.	
Status at 0400hrs (WST) 06/01/05	Drilling ahead. The current depth and progress for the week is 2232m. Mutineer 10 spudded on 29/12/04.	
Planned Total Depth	3350m	
Interest	Santos Group	33.3977%
	Kufpec	33.4023%
	Nippon Oil	25.0000%
	Woodside	8.2000%
Operator	Santos Group	

During the week ending 6th January, 2005 Santos Limited also participated in 4 delineation and 8 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Week Ending 6th January 2005

Delineation Wells (Near Field Exploration / Appraisal Wells) (.../Cont)

Wirrarie East 1

Type	Near Field Gas Exploration	
Location	South Australia, Cooper Basin PPL 175, 1.3km SE of Wirrarie North 2, and some 30km WSW of the Moomba Gas Plant.	
Status at 0600hrs 06/01/05	Wirrarie East 1 has been cased and suspended pending completion as a future Permian Gas Producer. The well reached a total depth of 2179m with 1086m progress for the week. The rig was released on 30/12/05, and is moving to Swan Lake 8, a Gas Development Well in PPL 101.	
Planned Total Depth	2164m	
Interest	Santos Group	59.75%
	Delhi	20.21%
	Origin Energy Resources Ltd	13.19%
	Novus Australia Resources	4.75 %
	Basin Oil NL	2.10 %
Operator	Santos Group	

Scheunemann 1

Type	Gas Delineation	
Location	Texas, USA Country Line Prospect, DeWitt County.	
Status at 0600hrs 05/01/05 (Houston Time)	Running in hole to drill out surface casing. The current depth and progress for the week is 663m. Scheunemann 1 spudded on 01/01/05.	
Planned Total Depth	3627m	
Interest	Santos Group	95.0% WI
Operator	Santos	

West Wunut 2ST

Type	Appraisal	
Location	Onshore Indonesia Brantas PSC, East Java Basin. 2.0 km SW of West Wunut 10 and some 30km S of Surabaya.	
Status at 0600hrs 06/01/05 (Houston Time)	West Wunut 2ST has been plugged and abandoned having failed to intersect an economic hydrocarbon column. The well reached a total depth of 1295m with no progress for the week. The rig was released on 01/01/05, and is moving to Carat 2, a Gas Appraisal Well.	
Planned Total Depth	1280m	
Interest	Santos Group	18.0% WI
Operator	Lapindo Brantas	

Enquiries: Mike Hanzalik
Investor Relations
Ph: 08 8224 7725
Mobile: 0439 892 143
Fax: 08 8218 5131

Santos

www.santos.com

7 January 2005

Recommencement of Dividend Reinvestment Plan

Santos Limited advises that the Company's Dividend Reinvestment Plan (DRP) has been recommenced as of 1 January 2005.

The plan enables investors to increase their shareholdings in the Company without brokerage.

Santos' Chairman Stephen Gerlach said the reintroduction of the DRP reflected demand from shareholders generally.

"The recommencement has seen Santos join 33 of Australia's top 50 companies in offering a DRP," Mr Gerlach said.

The Santos DRP will apply to dividends commencing with the 2004 final dividend, payable on 31 March 2005. There will be no share price discount, maintaining equity between participants and non-participants.

The Board has adopted new rules for the recommenced DRP, to reflect changes to the law and practice since the DRP was last operative in 1995. All relevant documentation, including a full copy of the revised rules will be sent to eligible shareholders shortly. A copy of the revised DRP rules will be provided to the ASX at that time.

As well as being available to Australian shareholders, shareholders in a number of overseas countries will also be able to participate in the Santos DRP.

FOR FURTHER INFORMATION PLEASE CONTACT:

Graeme Bethune
(08) 8218 5157/0419 828 617

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

newsrelease

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues *NOT APPLICABLE*

1	Class of securities issued or to be issued	
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	

7 Dates of entering securities into uncertificated holdings or despatch of certificates

8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)

9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 – Bonus issue or pro rata issue ***NOT APPLICABLE***

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the securities will be offered

14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [ ] Securities described in Part 1

(b) [✓] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 [ ] If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories

1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 [ ] A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	11,500
39	Class of securities for which quotation is sought	Fully paid ordinary.
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Payment of calls on partly paid Executive Share Plan shares pursuant to the Santos Executive Share Plan. The amount paid is as follows: Plan "0" 5,000 shares at $3.70; 750 shares at $3.72; Plan "2" 5,000 shares at $2.47; 750 shares at $2.48.

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class
585,308,860	Fully paid ordinary shares.
6,000,000	Franked unsecured equity listed securities (FUELS).

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 6 January 2004
Company Secretary

Print name: WESLEY JON GLANVILLE

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues *NOT APPLICABLE*

1	Class of securities issued or to be issued	
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	

7	Dates of entering securities into uncertificated holdings or despatch of certificates		
8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)		
		Number	**Class**
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 – Bonus issue or pro rata issue ***NOT APPLICABLE***

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	

14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☐ Securities described in Part 1

(b) ☑ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories

1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	9,392
39	Class of securities for which quotation is sought	Fully paid ordinary.
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	End of restriction period for 9,392 shares issued on 22 December 2003 under the Senior Executive Santos Employee Share Purchase Plan at the issue price of $6.38 per share.

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class
585,318,252	Fully paid ordinary shares.
6,000,000	Franked unsecured equity listed securities (FUELS).

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 12 January 2004
Company Secretary

Print name: WESLEY JON GLANVILLE

Santos Limited - Weekly Drilling Report

Santos

ABN 80 007 550 923

Week Ending 13th January 2005

Wildcat Exploration Wells

Ras Abu Darag 1 (previously known as Osage)

Type	Oil Wildcat	
Location	Egypt, Central Gulf of Suez Ras Abu Darag Block, 20 km W of the Onshore Sudr Oil Field.	
Status at 0600hrs 12/01/05 (Cairo Time)	Drilling ahead. The current depth is 2455m with 841m progress for the week.	
Planned Total Depth	5442m MD (4755m TVD)	
Interest	Devon	50%
	Santos Group	50%
Operator	Devon Energy	

Hurricane 1

Type	Oil Wildcat	
Location	Offshore WA, Carnarvon Basin WA-208P, 7.0 km W of the Legendre Field 2, 5.5 km NNE of Hellcat 1, and some 100km N of Dampier.	
Status at 0600hrs 13/01/05	Preparing to nipple up blow out preventers after running 244mm casing. Current depth and progress for the week is 1757m. Hurricane 1 spudded on 07/01/05.	
Planned Total Depth	3232m	
Interest	Santos Group	31.31%
	Woodside Energy Ltd	34.03%
	ENI Australia Ltd	18.66%
	Beach Petroleum	10.00%
	Mosaic Oil NL	6.00%
Operator	Santos Group	

Deer Creek 11-13

Type	Gas Exploration	
Location	Deer Creek, USA	
Status at 0600hrs 12/01/05 (Houston Time)	Deer Creek 11-13 is the second of a three well exploration program, and is being plugged and abandoned. The well reached a total depth of 1493m with 145m progress for the week. Following the results of this well the third planned exploration well has been deferred.	
Planned Total Depth	1490m (revised)	
Interest	Santos Group	50% WI
Operator	Houston Exploration	

During the week ending 13th January, 2005 Santos Limited also participated in 4 delineation and 11 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Santos

Week Ending 13th January 2005

Delineation Wells (Near Field Exploration / Appraisal Wells)

Jeruk 2/ST3

Type	Oil Appraisal	
Location	Offshore Indonesia Sampang PSC, East Java Basin. 1.6km E of Jeruk 1, 35km SW of the Oyong Field and some 40km SE of Surabaya.	
Status at 0400hrs 13/01/05 (Jakarta Time)	Pulling out of hole with plugged Drill Stem Test (DST) tools. Oil and gas was recovered at surface during the clean up flow. The flow potential of DST 3 (5430m-5460m) could not be established due to a mechanical restriction caused by well debris in the test string. The zone will be re-tested following a clean out trip.	
Planned Total Depth	5700m (Jeruk 2 original hole)	
Interest	Santos Group	50%
	PT Medco Sampang	50%
Operator	Santos Group	

Mutineer 10

Type	Vertical Oil Appraisal Well	
Location	Offshore WA, Carnarvon Basin WA-26-L, 1.3 km S of Norfolk 1, 1.6 km ESE of the Mutineer Manifold, and some 160km N of Dampier.	
Status at 0400hrs (WST) 13/01/05	Running abandonment plugs as per programme. Mutineer 10 reached a total depth of 3506m with 1274m progress for the week. A 9m oil column was intersected in the primary objective. After abandonment operations are completed the rig will move to the Plymouth 1 wildcat well.	
Planned Total Depth	3350m	
Interest	Santos Group	33.3977%
	Kufpec	33.4023%
	Nippon Oil	25.0000%
	Woodside	8.2000%
Operator	Santos Group	

Scheunemann 1

Type	Gas Delineation	
Location	Texas, USA Country Line Prospect, DeWitt County.	
Status at 0600hrs 12/01/05 (Houston Time)	Drilling ahead. The current depth is 2916m with 2253m progress for the week.	
Planned Total Depth	3627m	
Interest	Santos Group	95.0% WI
Operator	Santos	

Carat 2

Type	Appraisal	
Location	Onshore Indonesia Brantas PSC, East Java Basin. 0.7 km N of Carat 1 and some 35km S of Surabaya.	
Status at 0400hrs 12/01/05 (Jakarta Time)	Drilling ahead. Current depth and progress for the week is 195m. Carat 2 spudded on 11/01/05.	
Planned Total Depth	1158m	
Interest	Santos Group	18.0% WI
Operator	Lapindo Brantas	

Enquiries:

Mike Hanzalik
Investor Relations
Ph: 08 8224 7725
Mobile: 0439 892 143
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

During the week ending 13th January, 2005 Santos Limited also participated in 4 delineation and 11 development wells.
A complete list of Santos' drilling activity is available from www.santos.com